

02007225

Arf 3/18/2002

MAR 01 2002

352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 49441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greater Community Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Getty Ave.
(No. and Street)

Clifton , New Jersey 07011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mulligan 973-253-2001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

2 Commerce Square Suite 3100 Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W Mulligan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greater Community Financial LLC, as of Dec 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael W Mulligan CFP
Signature

President & CEO
Title

James C. Stanton
Notary Public of New Jersey
My Commission Expires 2/10/04

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Greater Community Financial, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

December 31, 2001

CONTENTS

Grant Thornton

Accountants and Management Consultants



MAR 01 2002
352

Report of Independent Certified Public Accountants

Member
Greater Community Financial, LLC

We have audited the accompanying statement of financial condition of Greater Community Financial, LLC (a wholly-owned subsidiary of Greater Community Bancorp), as of December 31, 2001 and the related statements of operations and changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Greater Community Financial, LLC, as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 13, 2002

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GREATER COMMUNITY FINANCIAL, LLC

(a wholly-owned subsidiary of Greater Community Bancorp)

Statement of Financial Condition

December 31, 2001

ASSETS	
Cash	$ 22,617
Securities owned, at market value	119,439
Net receivable from clearing broker	287,381
Furniture and equipment, net	5,534
Due from parent, net	45,834
Other assets	10,590
	$ 491,395
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 32,139
Member's equity	459,256
Total member's equity	459,256
	$ 491,395

The accompanying notes are an integral part of this statement.

GREATER COMMUNITY FINANCIAL, LLC

(a wholly-owned subsidiary of Greater Community Bancorp)

Statement of Operations and Changes in Member's Equity

Year ended December 31, 2001

Revenues	
Commissions	$ 415,255
Interest income	10,572
Net dealer inventory and investment gains	124,000
Other fee income	176,495
Total revenues	726,322
Expenses	
Employee compensation and benefits	455,801
Occupancy and equipment	48,007
Professional fees	63,953
Brokerage fees	113,880
Communications	114,995
Regulatory fees	12,058
Stationery supplies	4,712
Other operating expenses	8,643
Total expenses	822,049
Loss before income tax benefit	(95,727)
Income tax benefit	32,547
NET LOSS	(63,180)
Member's equity at beginning of year	422,436
Contribution	100,000
Member's equity at end of year	$ 459,256

The accompanying notes are an integral part of this statement.

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (63,180)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	11,267
Increase in securities owned	(5,658)
Decrease in net receivable from clearing broker	4,816
Decrease in other assets	12,987
Decrease in accrued expenses and other liabilities	(5,654)
Increase in due from parent, net	(37,233)
Net cash used in operating activities	(82,655)
Cash flows from investing activities	
Purchase of equipment	(2,209)
Net cash used in investing activities	(2,209)
Cash flows from financing activities	
Contribution	100,000
Net cash provided by financing activities	100,000
Net increase in cash	15,136
Cash at beginning of year	7,481
Cash at end of year	$ 22,617

The accompanying notes are an integral part of this statement.

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Notes to Financial Statements

December 31, 2001

NOTE A - ORGANIZATION

Greater Community Financial, LLC (the Company) is a New Jersey limited liability corporation. The Company is a wholly owned subsidiary of Greater Community Bancorp (the Parent) a publicly traded bank holding company. The Company's principal business is the provision of securities brokerage and investment advisory services. The Company terminates 49 years from the date of formation, unless sooner terminated or extended through terms specified in the Operating Agreement (the Agreement).

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned, including those not yet purchased, are valued at market, including interest on bonds. All resulting gains and losses are reflected in income.

3. Income Taxes

The Company is included in the consolidated tax return of the Parent. The Company accounts for income taxes under the liability method of accounting. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. As of December 31, 2001, there were no material differences that would result in a deferred tax asset or liability.

4. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method over the estimated useful lives of the assets.

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Notes to Financial Statements - Continued

December 31, 2001

NOTE C - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market value. At December 31, 2001, securities owned consist of U.S. Government securities and equity securities with market values of $99,557 and $19,882, respectively.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All securities owned and amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their transactions. As of December 31, 2001, customers' obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

NOTE E - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Furniture and equipment	3 to 5 years	$ 87,518
Less accumulated depreciation		(81,984)
		$ 5,534

NOTE F - COMMITMENTS

1. Operating Leases

The Company leases office space and software systems under operating leases which expire at various dates through 2002. The Company leases office space, under a month-to-month lease, for approximately $30,000 annually from its Class A member. Rent expense charged to operations was $30,461 for the year ended December 31, 2001.

NOTE G - EMPLOYEE BENEFIT PLAN

The Parent has a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Parent matches 50% of employee contributions for all participants with less than five years employment, not to exceed 2% of their salary, and 75% of employee contributions for all participants with five or more years of employment, not to exceed 3% of their salary. Contributions made by the Company were $24,369 for the year ended December 31, 2001.

NOTE H - RELATED PARTIES

The Company provides its Parent and its subsidiaries brokerage and investment advisory services. Commissions paid for the year ended December 31, 2001 were $5,639.

Amounts due from the Parent consist of the accumulated income tax benefit of $70,203 less amounts owed for the Parent's benefit plan.

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $250,000. As of December 31, 2001, the Company's net capital was $394,316 which exceeds the minimum requirements by $144,316.

NOTE J - RESERVE REQUIREMENTS

As of December 31, 2001, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2001. Therefore, the Company had no items to report under Rule 15c3-3.

SUPPLEMENTAL INFORMATION

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Total member's equity	$ 459,256
Deductions	
Nonallowable assets	
Furniture and equipment	5,534
Due from parent, net	45,834
Other assets	10,590
Total deductions	61,958
Net capital before haircuts	397,298
Haircuts on securities owned	2,982
Net capital	394,316
Minimum net capital required	250,000
Excess net capital	$ 144,316
Aggregate indebtedness	$ 32,139
Ratio of aggregate indebtedness to net capital	8.2%

No material differences exist between the above computation and the computation included in the Company's corresponding uaudited Form X-17A-5 Part IIA filing.

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2001

As of December 31, 2001 the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2001. Therefore, the Company had no items to report under Rule 15c3-3.

Independent Auditors' Supplementary Report on Internal Controls

Greater Community Financial, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

December 31, 2001

Grant Thornton

Accountants and Management Consultants


MAR 01 2002
759

Independent Auditors' Supplementary Report on Internal Controls

Member
Greater Community Financial, LLC

In planning and performing our audit of the financial statements of Greater Community Financial, LLC (a wholly-owned subsidiary of Greater Community Bancorp) (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve requirements required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations with internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of internal control would not necessarily disclose all matters with internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 13, 2002